INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

VIA EDGAR

January 29, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the Zacks Dividend Strategy Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 20, 2013 on the Registrant’s registration statement filed on Form N-1A with respect to the Zacks Dividend Strategy Fund (the “Fund”), a series of the Registrant.  Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 459 to Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund (page 1)
1.  Footnote 2 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Please confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement. Also, please file the contractual agreement as an exhibit to the registration statement

Response: The Registrant confirms that the term of the expense limit agreement is at least one year from the effective date.  The Registrant has included a copy of the Operating Expense Limitation Agreement as an exhibit to the Amendment.

Principal Investment Strategies (pages 2 & 5)
2.  The first sentence of this section states that “the Fund will invest at least 80% of its assets plus borrowings for investment purposes in equity securities of companies organized or headquartered in the United States that have records of paying dividends.” Please revise this statement to refer to companies that “pay dividends” rather than companies that have records of paying dividends.

Response:  The Registrant has made the requested revision.  The statement now reads as follows: “The Fund will invest at least 80% of its assets plus borrowings for investment purposes in equity securities of dividend paying companies organized or headquartered in the United States.”

Principal Risks of Investing (pages 3 & 5)
3.  Since the Fund is able to invest in companies of any market capitalizations, add risk disclosure for small-cap and mid-cap companies.

Response:  Small-cap and mid-cap company risk disclosure has been added to the Prospectus.

MANAGEMENT OF THE FUND

Portfolio Managers
4.  Confirm whether Benjamin Zacks and Mitch Zacks both jointly and primarily are responsible for the day-to-day management of the Fund and if they are, update the disclosure.

Response:  The Registrant confirms that Benjamin Zacks and Mitch Zacks are jointly and primarily responsible for the day-to-day management of the Fund.  The disclosure has been updated accordingly.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN

5.  The second paragraph in this section refers to multiple classes in the prospectus.  Confirm whether this prospectus contains information on one or multiple classes and update as necessary.

Response:  The Registrant confirms that this prospectus contains information for only one class of shares.  The second paragraph in this section has been deleted.

BACK COVER PAGE

Shareholder Reports
6.  The financial statements are not allowed to be incorporated by reference into the prospectus.  The sentence referencing the incorporation should be deleted.

Response:  The sentence regarding incorporation by reference of the financial statements has been deleted.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Credit Default Swaps (page B-25)
7.  Disclose that when selling credit default swaps, the Fund will segregate liquid assets equal to the full notional value to cover its obligations for the transactions.

Response:  The requested information has been added to the SAI.

Rule 12b-1 Plan (page B-46)
8.  The disclosure states that the 12b-1 Plan provides for post-sales servicing.  The caption in the Fees and Expenses Table “Distribution Rule (12b-1) fees” (on page 1 of the prospectus) and the disclosure under “Distribution Rule (12b-1) Plan” (on page 12 of the prospectus) indicate that the Rule 12b-1 Plan is only to pay distribution fees.  Please revise the disclosure as needed to reflect the purpose(s) of payments under the Rule 12b-1 Plan.

Response:  The Registrant has updated the Prospectus and SAI to consistently reflect the purposes of the payments under the Rule 12b-1 Plan.

Dealer Reallowances (Page B-48)
9.  Confirm whether the disclosure regarding dealer allowances pertains to the Fund, since the Fund has only one class of shares which does not charge a sales load.

Response:  The Registrant has removed the section “Dealer Reallowances” from the SAI.

Proxy Voting Policy (page B-49)
10.  The disclosure refers to two sets of proxy voting policies that the Fund uses to determine how to vote proxies relating to portfolio securities:  the “Policies” and the “Proxy Policies”.  Only the “Proxy Policies” are attached as Appendix B.  Please also attach the “Policies” as part of Appendix B.

Response:  The Registrant has included the Trust’s proxy voting policy and procedures as part of Appendix B to the SAI.

Portfolio Holdings Information (pages B-51)
11.  The second sentence states that Fund management may make publicly available its portfolio holdings by making such information available to any person who calls the Fund’s toll-free number no earlier than five days after the date of such information.  The next sentence states that once available in this manner, such portfolio holdings information will be deemed to be public.  Please explain why it is appropriate to disclose portfolio holdings information in this manner and to then deem such information public.

Response:  The Registrant has revised the disclosure to remove the reference to making portfolio holdings information available to any person who calls the Fund no earlier than five days after the date of such information.  The revised disclosure states that “management of the Fund may make publicly available information regarding the Fund’s portfolio holdings on the Fund’s public website no earlier than five days after the date of such information (e.g., information as of January 31 may be made available no earlier than February 5).”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant.  In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing.  The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/Joy Ausili
Joy Ausili
Investment Managers Series Trust
Secretary

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